July 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	SMTC Corporation

Registration Statement on Form S-3/A

Filed June 29, 2018

File No. 333-225819

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMTC Corporation hereby requests that the effective date of the above-captioned Registration Statement on Form S-3/A be accelerated so that it becomes effective on July 2, 2018, or as soon thereafter as practicable.

Please call David Katz of Perkins Coie LLP at (310) 788-3268 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

SMTC CORPORATION

By: /s/ Edward Smith

Edward Smith

President and Chief Executive Officer

cc:	David Katz (Perkins Coie LLP)